UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ashford, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044104 10 7

(CUSIP Number)

Monty J. Bennett
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254
(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104 10 7		13D

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monty J. Bennett

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 200,352.64(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 200,352.64(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200,352.64(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒ (2)

13	Percent of Class Represented by Amount in Row (11) 10.1%(3)

14	Type of Reporting Person IN

(1)                                      Includes 961.64 Units (as defined below) of Ashford Hospitality Advisors LLC, the Issuer’s operating subsidiary.  The Units are redeemable, on and after November 12, 2015, for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis).

(2)                                      Excludes one-half of the aggregate Securities (as defined below) held directly by Ashford Financial Corporation. The Reporting Person owns one-half of the equity interests in Ashford Financial Corporation, and disclaims any beneficial ownership of the remaining Securities held directly by Ashford Financial Corporation.

(3)                                      Based on 1,986,851 shares of Common Stock outstanding as of November 14, 2014, as reflected in the Issuer’s Form 8-K dated November 16, 2014, filed on November 17, 2014.

CUSIP No. 044104 10 7	13D

Schedule 13D

Item 1                                                            Security and Issuer

This Statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ashford, Inc., a Delaware corporation (the “Issuer”), and is being filed by Monty J. Bennett (the “Reporting Person”).  The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 2                                                            Identity and Background

(a)                                 Name.  The name of the Reporting Person is Monty J. Bennett.

(b)                                 Business Address.  The business address of the Reporting Person is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

(c)                                  Occupation and Employment.  The Reporting Person is currently Chief Executive Officer and Chairman of the Board of each of the Issuer, Ashford Hospitality Trust, Inc., and Ashford Hospitality Prime, Inc.

(d)                                 Criminal Proceedings.  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  Civil Proceedings.  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Citizenship.  The Reporting Person is a citizen of the United States.

Item 3                                                            Source and Amount of Funds or Other Consideration

The holdings reported by the Reporting Person herein consist of 199,391 shares of Common Stock and 961.64 common units (“Units,” and together with the shares of Common Stock held by the Reporting Person, the “Securities”) in Ashford Hospitality Advisors LLC, the operating subsidiary of the Issuer (the “Company”), held directly or indirectly by the Reporting Person.  The Units are redeemable, on and after November 12, 2015, for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis).  The Securities reported herein were acquired by the Reporting Person in connection with the spin-off of the Issuer from Ashford Hospitality Trust, Inc. (including an exchange offer consummated in connection with the spin-off transaction, the “Transaction”), and subsequent to consummation of the Transaction by the Reporting Person under a Preset Diversification Program (10b5-1 Trading Plan) adopted by the Reporting Person (the “Plan”).

CUSIP No. 044104 10 7	13D

Item 4                                                            Purpose of Transaction

The Reporting Person, directly or indirectly through certain affiliates, acquired the Securities through the Transaction and for investment purposes.  As a result of the Reporting Person’s position as Chief Executive Officer of the Issuer and as Chairman of the Issuer’s Board of Directors, the Reporting Person effects a measure of control over the Issuer.  The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action:  (i) continuing to hold the Securities for investment; (ii) converting, at the option of the Company, some or all of the Units into shares of Common Stock, (iii) disposing of all or a portion of the Securities in open market sales or in privately-negotiated transactions; or (iv) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions.  The Reporting Person has adopted the Plan pursuant to which additional shares of Common Stock may be purchased, from time to time, on behalf of the Reporting Person pursuant to the parameters set forth in such Plan.  Other than the adoption of the Plan, the Reporting Person has not as yet determined which of the courses of action specified in this paragraph he may ultimately take.  The Reporting Person’s future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer’s business and the Reporting Person’s investment portfolio.

Other than as set forth above or reflected below, the Reporting Person does not have any plans or proposals that would result in any of the following:

(a)                                 the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors, except as announced by the Issuer of its intention to present a proposal to the Issuer’s stockholders at the first annual meeting of stockholders to declassify the Issuer’s Board of Directors;

(e)                                  any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   any other material change in the Issuer’s business or corporate structure;

(g)                                  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 044104 10 7	13D

(h)                                 causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)                                     causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)                                    any action similar to any of those enumerated above.

Item 5                                                            Interest in Securities of the Issuer

(a)                                 Aggregate Number and Percentage of Securities.  The Reporting Person is deemed to beneficially own an aggregate of 200,352.64(4) shares of Common Stock (which includes 961.64 Units that are redeemable, on and after November 12, 2015, for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis)), representing approximately 10.1% of the Issuer’s outstanding Common Stock.

(b)                                 Power to Vote and Dispose.  The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above.

(c)                                  Transactions within the Past 60 Days.  During the 60-day period immediately preceding the filing date of this Statement on Schedule 13D, the Reporting Person acquired 109,643.64 of the Securities, on November 11, 2014 (record date) and November 12, 2014 (distribution date), in connection with consummation of the Transaction (including the exchange offer transaction contemplated thereby) and, subsequent to the Transaction, acquired additional shares of Common Stock (through MJB Investments LP) as set forth in the table below:

Date of Acquisition	Number of Shares of Common Stock Acquired	Price Per Share(5)	Type and Manner of Acquisition
11/17/2014	11,541	$69.8535	Open market purchases on behalf of the Reporting Person pursuant to the Plan.

(4)                                 Includes 14,154 shares of Common Stock held and 143.04 Units directly by the Reporting Person, 53,726  shares of Common Stock and 501.60 Units held indirectly by the Reporting Person through Dartmore LP, 102,921 shares of Common Stock and 35.91 Units held indirectly by the Reporting Person through MJB Investments, LP, 11,602 shares of Common Stock and 109.24 Units held indirectly by the Reporting Person through Reserve, LP IV, 9,225 shares of Common Stock and 93.18 Units held indirectly by the Reporting Person through Ashford Financial Corporation (representing one-half of the aggregate Securities held by Ashford Financial Corporation), and 7,763 shares of Common Stock and 78.67 Units held indirectly by the Reporting Person through Reserve, LP III.

(5)                                 Reflects the average price per share for each share of Common Stock acquired on such date.  Reference is made to the Form 4 - Statement of Change in Beneficial Ownership of Securities reports filed by the Reporting Person reporting the acquisition of such shares of Common Stock for a further breakdown of the per-share purchase price paid by the Reporting Person with respect to such transactions.

CUSIP No. 044104 10 7	13D

Date of Acquisition	Number of Shares of Common Stock Acquired	Price Per Share(5)	Type and Manner of Acquisition
11/18/2014	15,380	$85.5963	Open market purchases on behalf of the Reporting Person pursuant to the Plan.
11/19/2014	34,997	$102.7103	Open market purchases on behalf of the Reporting Person pursuant to the Plan.
11/20/2014	21,328	$92.094	Open market purchases on behalf of the Reporting Person pursuant to the Plan.
11/21/2014	7,463	$102.1371	Open market purchases on behalf of the Reporting Person pursuant to the Plan.

(d)                                 Certain Rights of Other Persons. Not applicable.

(e)                                  Date Ceased to be a 5% Owner.  Not applicable.

Item 6                                                            Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

(a)                                 The Reporting Person, certain affiliates of the Reporting Person and others are party to a Registration Rights Agreement with the Issuer, dated November 12, 2014, pursuant to which the Issuer has agreed to file a shelf registration statement with the Securities and Exchange Commission on or before November 26, 2015, and thereafter use its efforts to have such registration statement declared effective, covering the continuous resale of the shares of Common Stock issuable, at the Issuer’s option, to the members of Ashford Hospitality Advisors, LLC, the Issuer’s operating subsidiary, upon conversion of the Units.  The foregoing description of such Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement.

Item 7                                                            Material to be filed as Exhibits

(1)                                 Registration Rights Agreement, dated November 12, 2014, by and between the Issuer and certain holders of Units of Ashford Hospitality Advisors, LLC, the Issuer’s operating subsidiary, including the Reporting Person and certain affiliates of the Reporting Person (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of the Issuer dated November 12, 2014, and filed on November 18, 2014).

CUSIP No. 044104 10 7	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2014

/s/ Monty J. Bennett
Monty J. Bennett